Exhibit 99.1

ASX/Media Release

Immutep Quarterly Activities Report & Appendix 4C Q1 FY26

•

Pivotal TACTI-004 (KEYNOTE-F91) Phase III trial evaluating eftilagimod alfa (efti) in first line non-small cell lung cancer continues to build momentum and is recruiting patients at a growing number of activated clinical sites and countries

•	Trial in Progress poster for TACTI-004 presented at the World Conference on Lung Cancer (WCLC) 2025, where physician feedback continued to be encouraging

•	Positive feedback received from the FDA regarding future late-stage clinical development of efti in first line head and neck cancer patients with PD-L1 expression below 1 (CPS <1)

•	New investigator-initiated Phase II trial evaluating neoadjuvant efti as monotherapy and with chemotherapy prior to surgery in early-stage HR+/HER2-negative breast cancer patients

•	Three abstracts for clinical trials evaluating efti were accepted and presented at the European Society for Medical Oncology (ESMO) Congress 2025

•	Strong cash, cash equivalent and term deposit position of A$109.85 million, providing an expected cash reach to the end of CY2026

SYDNEY, AUSTRALIA, 29 October 2025 — Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune disease, provides an update on its activities for the quarter ended 30 September 2025 (Q1 FY26).

EFTI DEVELOPMENT PROGRAM IN ONCOLOGY

LUNG CANCER

TACTI-004 (KEYNOTE-F91) – Ongoing Phase III Trial in 1L NSCLC

Immutep’s pivotal TACTI-004 (KEYNOTE-F91) Phase III trial continues to build momentum and is recruiting patients at a growing number of activated clinical sites and countries. There are now over 100 clinical sites open for enrollment and 24 countries that have received regulatory approval.

The TACTI-004 trial evaluates eftilagimod alfa (efti), a first-in-class MHC Class II agonist, in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy KEYTRUDA® and chemotherapy as first line treatment for patients with advanced or metastatic non-small cell lung cancer (1L NSCLC). The global Phase III trial with efti will randomise approximately 756 patients at more than 150 clinical sites and trial results will inform a potential marketing approval application in non-small cell lung cancer, one of the largest indications in oncology.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

In July, Immutep announced that a Trials in Progress ePoster had been accepted at the European Society for Medical Oncology (ESMO) Congress 2025 which took place 17- 21 October in Berlin, Germany.

In September, Immutep presented a Trial in Progress poster presentation for TACTI-004 at the IASLC 2025 World Conference on Lung Cancer (WCLC), in Barcelona, Spain, where physician feedback continued to be encouraging. The Trial in Progress poster included an overview and study design of the trial.

Subsequent to the end of the quarter, the Company announced in October that this global Phase III trial has enrolled and randomised over 170 patients, reaching an important milestone as this is above the amount needed to conduct the futility analysis, which remains on track for completion in the first quarter of CY2026.

INSIGHT-003 – Phase I Trial in Non-Squamous 1L NSCLC

In July, Immutep announced that data from the INSIGHT-003 Phase I investigator-initiated trial in 1L NSCLC had been accepted for poster presentation at the European Society for Medical Oncology (ESMO) Congress 2025 which took place 17- 21 October in Berlin, Germany.

The multi-centre INSIGHT-003 study is evaluating efti in combination with the anti-PD-1 therapy, KEYTRUDA® and doublet chemotherapy as first-line treatment for patients with advanced or metastatic non-squamous 1L NSCLC. This is the same immunotherapy/chemotherapy combination being used in the pivotal TACTI-004 Phase III in 1L NSCLC.

Encouraging data from this trial has been presented at ESMO 2025.

HEAD AND NECK CANCER

TACTI-003 (KEYNOTE-C34) Cohort B – Phase IIb Trial in 1L HNSCC with CPS <1

In August, Immutep received positive and constructive feedback from the US Food and Drug Administration (FDA), regarding future late-stage clinical development of efti in first line treatment of recurrent/metastatic head and neck squamous cell carcinoma (1L HNSCC) patients who have PD-L1 expression below 1 (Combined Positive Score [CPS] <1.

Based on its review of the encouraging data in 1L HNSCC with CPS <1 from TACTI-003 (KEYNOTE-C34), the FDA agreed on the potential of efti in combination with KEYTRUDA® to address the high unmet need in this CPS <1 patient segment and is supportive of the combination’s further development.

Paths for future clinical development and potential accelerated approval in light of the FDA’s Project FrontRunner include a randomised registrational trial evaluating efti in combination with KEYTRUDA® against standard-of-care therapy or alternatively a smaller single-arm study (e.g. 70 – 90 patients) with safety, response rate, and duration of response as key endpoints, followed by a confirmatory randomised study that builds on the existing data.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

SOFT TISSUE SARCOMA

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

In July, Immutep announced that an abstract for the EFTISARC-NEO Phase II investigator-initiated trial evaluating efti with radiotherapy plus KEYTRUDA® in the neoadjuvant setting for resectable soft tissue sarcoma (STS) had been accepted as a Proffered Paper oral presentation at the European Society for Medical Oncology (ESMO) Congress 2025 which took place 17- 21 October in Berlin, Germany.

Additionally, in September, Immutep announced that an abstract for the EFTISARC-NEO Phase II trial had been accepted for oral presentation at the Connective Tissue Oncology Society (CTOS) 2025 Annual Meeting taking place 12-15 November 2025, in Boca Raton, Florida, USA.

As previously announced, the investigator-initiated EFTISARC-NEO Phase II trial has met its primary endpoint. The novel combination significantly exceeded the study’s prespecified median of 35% tumour hyalinization/fibrosis versus 15% for historical data from radiotherapy alone in patients with resectable STS.

Encouraging data from this trial has been presented at ESMO 2025.

BREAST CANCER

AIPAC-003 – Phase II/III Trial in Metastatic Breast Cancer

Immutep continues to execute the AIPAC-003 trial, which enrolled 71 metastatic hormone receptor positive (HR+), HER2-negative/low or triple-negative breast cancer patients who exhausted endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors.

Immutep completed patient enrolment in the randomised Phase II portion of the AIPAC-003 trial in late 2024. Patients across 22 clinical sites in Europe and the United States have been randomised 1:1 to receive either 30 mg or 90 mg dosing of efti in combination with paclitaxel to determine the optimal biological dose consistent with the FDA’s Project Optimus initiative and prior regulatory interaction with FDA.

Patient follow up, data cleaning and analysis is ongoing, and an update will be provided at the San Antonio Breast Cancer Symposium in San Antonio, Texas, USA in December 2025.

New Investigator-Initiated Phase II trial for Neoadjuvant Efti in HR+/HER2-negative Breast Cancer

In September, the Company announced the launch of an investigator-initiated Phase II trial evaluating neoadjuvant efti as monotherapy and in combination with chemotherapy prior to surgery in early-stage HR+/HER2-negative breast cancer patients. The trial, led by Dr. Pavani Chalasani, MD, MPH, Division Director of Hematology and Medical Oncology at The George Washington (GW) University Cancer Center, aims to assess pathological complete response (pCR) after neoadjuvant efti treatment and neoadjuvant chemotherapy (NAC).

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

The study will treat up to 50 evaluable patients in a two-stage design and will be primarily funded by grants and The GW University Cancer Center. Immutep will provide efti at no cost, technical support, and limited funding that falls within its existing budget.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

IMP761 – Phase I Trial

Immutep is progressing with the ongoing Phase I trial of its autoimmune candidate IMP761. IMP761 is a first-in-class LAG-3 agonist antibody designed to restore balance to the immune system by enhancing the “brake” function of LAG-3 to silence dysregulated self-antigen-specific memory T cells that cause many autoimmune diseases.

Following previously reported positive initial efficacy data and continued favourable safety data from the first-in-human Phase I study in June, additional data from the Phase I study is expected to follow in Q4 CY2025.

INTELLECTUAL PROPERTY

During the quarter, Immutep was granted four new patents.

The Israel and New Zealand Patent Office each granted a new patent protecting Immutep’s intellectual property for a binding assay for determining MHC Class II binding activity of LAG-3 protein used in characterisation of efti in GMP-grade manufacturing.

A new patent was also granted for IMP761 in New Zealand. For LAG525, which is exclusively licensed to Novartis by Immutep, a new patent was granted in Taiwan.

CORPORATE & FINANCIAL SUMMARY

Senior Management Changes

As previously reported Stephan Winckels M.D, Ph.D., has been appointed to the permanent position of Chief Medical Officer effective 1 July 2025. Stephan has over 15 years of experience in oncology drug development and has been working on efti trials as Medical Monitor or Data Monitoring Committee member for more than nine years.

Cash Flow Summary

During the quarter, Immutep continued to exercise prudent cash management as it advanced its clinical trial programs for efti and for IMP761.

The Company is well funded with a strong cash and cash equivalent, and term deposit balance as at 30 September 2025 of approximately A$109.85 million, which is in line with budget as at the beginning of FY2026, while progressing our clinical programs within announced timeframes. The total balance consists of: 1) a cash and cash equivalent balance of A$83.41 million and 2) bank term deposits totaling A$26.44 million, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

In Q1 FY26, cash receipts from customers were A$15k. The net cash used in G&A activities in the quarter was A$578k, compared to A$1.44 million in Q4 FY25. Payments to Related Parties (detailed in item 6.1 of the Appendix 4C) comprises Non-Executive Directors’ fees and Executive Directors’ remuneration of A$720k.

The net cash used in R&D activities during the quarter was A$15.83 million, compared to A$15.66 million in Q4 FY25. The increase is in line with increased clinical trial activities.

Payment for staff costs was A$3.4 million in the quarter, compared to A$2.5 million in Q4 FY25. Total net cash outflows used in operating activities in the quarter were A$19.04 million compared to A$18.92 million in Q4 FY25.

Total cash inflow from investing activities for the quarter was A$35.46 million, mainly due to the net decrease of short-term investments. The short-term investments are comprised of term deposits with maturities of greater than 3 months and less than 12 months. During the quarter, the company transferred back A$40.46 million from short-term investments that had matured to cash at bank and invested A$5 million in short-term investments.

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co

+61 (0)400 886 722; eleanor.pearson@sodali.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Immutep Limited

ABN	Quarter ended (“current quarter”)
90 009 237 889	30th September 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	15	15
1.2	Payments for
	(a) research and development	(15,829)	(15,829)
	(b) product manufacturing and operating costs	—	—
	(c) advertising and marketing	(65)	(65)
	(d) leased assets	—	—
	(e) staff costs	(3,362)	(3,362)
	(f) administration and corporate costs	(578)	(578)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	1,221	1,221
1.5	Interest and other costs of finance paid	(7)	(7)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	84	84
1.8	Other (provide details if material) -Intellectual property management	(516)	(516)

1.9	Net cash from / (used in) operating activities	(19,037)	(19,037)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	(5)	(5)
	(d) investments	(5,000)	(5,000)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
	(e) intellectual property	—	—
	(f) other non-current assets	—	—
2.2	Proceeds from disposal of:	—	—
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	40,461	40,461
	(e) intellectual property	—	—
	(f) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	35,456	35,456

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	—	—
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	—
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	(72)	(72)

3.10	Net cash from / (used in) financing activities	(72)	(72)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	67,408	67,408
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(19,037)	(19,037)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	35,456	35,456
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(72)	(72)
4.5	Effect of movement in exchange rates on cash held	(342)	(342)

4.6	Cash and cash equivalents at end of period	83,413	83,413

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	49,818	45,364
5.2	Call deposits	6,009	4,786
5.3	Bank overdrafts	—	—
5.4	Other (provide details if material) -Term deposit	27,586	17,258

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	83,413	67,408

			Current quarter $A’000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1		720
6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

$A’000
8.	Estimated cash available for future operating activities
8.1	Net cash from / (used in) operating activities (item 1.9)		(19,037)
8.2	Cash and cash equivalents at quarter end (item 4.6)		83,413
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		83,413
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		4.38	[1]

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

[1]

In addition to the total available funding at item 8.4, which does not include term deposits with maturities of greater than 90 days, Immutep has $26.44 million in bank term deposits with maturity greater than 90 days, resulting in an aggregate cash, cash equivalent and term deposit position of $109.85 million as at 30 September 2025 and an expected cash reach to end of CY2026.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Answer:

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:
8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer:
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 October 2025

By the Board

Authorised by:
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

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